

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 30, 2011

Via E-mail
Ms. Denise L. Cauthon
Senior Vice President and Chief Accounting Officer
FHLB Topeka
One Security Benefit Pl. Suite 100
Topeka, Kansas 66606

**Re:** **FHLB Topeka**
**Form 10-K for Fiscal Year Ended December 31, 2010**
**Filed March 24, 2011**
**File No. 000-52004**

Dear Ms. Cauthon:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                            Sincerely,

                            /s/ Paul Cline

                            Paul Cline
                            Staff Accountant